FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated July 9, 2009 entitled “Update on Santander’s Results for the Second Quarter”

PRESS RELEASE

9 JULY 2009

Update on Santander’s Results for the Second Quarter

Santander’s second quarter results, which are expected to be released in full on July 29, 2009 have developed according to expectations. The net attributable profit accumulated in 1H 2009 is fully consistent with Santander’s goal of maintaining in 2009 the net ordinary profit achieved by the Group in 2008 (€8,876 mm). Profits continue to be steady and recurrent throughout the quarters. Second quarter results do not incorporate any meaningful extraordinary item.  Through organic capital growth, the Group’s core capital ratio is expected to have increased from the 7.3% reported at the end of the first quarter, at the pace previously communicated to the market (approximately 10-15 bps per quarter).

As stated at the Group’s recent Annual General Meeting of shareholders, asset quality deterioration is slowing down, and Santander continues to expect NPLs of the Spanish business around 3.5% by year end 2009. The integration of Alliance & Leicester and Bradford & Bingley in the UK, of Banco Real in Brazil, and of Sovereign Bancorp in the US are proceeding according to Santander’s expectations as previously communicated to the market.

Cautionary Note Regarding Forward-Looking Statements
This announcement may contain forward-looking statements, including forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements concerning Santander’s objectives, expectations and intentions and other statements that are not historical or current facts. Forward-looking statements are based on Santander’s current expectations and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Factors that could cause Santander’s results to differ materially from current expectations include, but are not limited to: economic and industry conditions in the markets in which we operate, market movements, and other factors detailed in Santander’s 2008 Annual Report on Form 20-F and other periodic reports filed with the U.S. Securities and Exchange Commission. Accordingly, actual results may differ materially from those projected. This announcement speaks only as of this date. Santander disclaims any duty to update the information herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 9, 2009	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President